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                                                                       Exhibit 1

Central European Distribution Corporation to Acquire Major Alcohol Products Distributor in Poland


Sarasota, Florida, February 12, 1999: Central European Distribution Corporation (NASDAQ:CEDC) announced today that it has signed a definitive agreement to purchase Multi Trade Company (MTC), a major distributor of alcohol products in Poland with sales of approximately $43 million and operating profits of approximately $1.0 million in 1998. The purchase of MTC, which is based in the northeastern Polish city of Bialystok, will position CEDC as the leader in Polish domestic vodka distribution, in addition to its current role as a distribution leader for imported beers, wines and spirits. The acquisition is expected to be accretive to per share earnings in 1999.

William Carey, President and CEO of CEDC, stated, "We are excited about the prospects of a combined entity with the acquisition of MTC. MTC's geographical client base is appealing in a region that we currently do not serve. We believe that by expanding into this region, we will be able to increase sales of our higher margin imported beers, wines and spirits, one of our strategic objectives. Additionally, the acquisition will provide a national synergy in domestic vodka distribution, as the combined companies will be the leader in that market sector. We are also pleased to be acquiring a strong management team, including Wojciech Strzalkowski, who will become a member of the combined Company's management in Poland."

Wojciech Strzalkowski, President of MTC, commented, "We are very pleased to be combining with CEDC. With the current consolidation in the alcohol distribution market, and the pending privatization of the
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state-owned vodka distilleries, we are fortunate to be going not only with an innovative market leader, but also with a company that has a nationwide distribution system, a broad portfolio of products and a clear competitive edge. This is the right deal for us at the right time."

Under the terms of the agreement, MTC will be paid approximately $2.5 million in cash based on an agreed asset formula, as well as 254,230 shares of CEDC stock. The transaction will be accounted for as a purchase and be subject to final CEDC Board approval, as well as other conditions. Closing is expected before mid-year.

CEDC is the leading importer of beers, wines and spirits, as well as the largest distributor of domestic vodka on a nationwide basis in Poland, a four billion-dollar market at the retail level in 1997.

Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties that are detailed from time to time in the Company's SEC reports, including but not limited to the discussions in the M, D & A included in the Quarterly Report on Form 10-Q for the third quarter 1998.

For further information contact Jeffrey Peterson, Executive Vice President, at
(941) 330-1558 or visit our Web site at http://www.ced-c.com.